

June 1, 2011

Mr. Sam H. Lindsey, Jr.
Biofuels Power Corporation
20550 Townsen Blvd., Suite 250
Humble, Texas 77338

      Re: **Biofuels Power Corporation**
                Form 10-K for the fiscal year ended December 31, 2010
                Filed April 15, 2011
                File No. 0-52852

Dear Mr. Lindsey:

      We issued comments to you on the above captioned filings on April 28, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by June 15, 2011 addressing these outstanding comments.

      If you do not respond to the outstanding comments by June 15, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89 and http://sec.gov/news/press/2005-72.

      You may contact Tricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, to me at (202) 551-3768 if you have questions regarding these comments.

                           Sincerely,

                           John Cash
                           Accounting Branch Chief